SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Waite, Schneider, Bayless & Chesley Co., L.P.A.

1513 Fourth & Vine Tower

One West Fourth Street

Cincinnati, Ohio 45202

(513) 621-0267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101
1.	Name of Reporting Persons. Craig F. Maier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,187,197[a]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,187,197[a]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,187,197[a]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5%[a,b]
14.	Type of Reporting Person (See Instructions) IN

[a]

Includes the following shares of common stock, no par value, of Frisch’s Restaurants, Inc. (the “Shares”) over which Craig F. Maier has sole voting and dispositive power: 231,478 Shares which Mr. Maier has the right to acquire pursuant to the exercise of employee stock options within 60 days; 48,794 Shares as Trustee of the Annette Frisch Remainder Trust under the Annette Frisch Amended and Restated Trust Agreement (the “Annette Frisch

Remainder Trust”); 50,905 Shares and 12,000 Shares which can be acquired pursuant to the exercise of stock options as Executor of the Estate of Blanche F. Maier; 9 Shares as the General Partner of JBM Limited Partnership (“JBM”), an Ohio limited partnership; 12,117 Shares owned by Frisch New Richmond Big Boy, Inc. as President and sole shareholder of Frisch New Richmond Big Boy, Inc.; 2,307 shares as Trustee of three trusts for the benefit of his minor children; 349,063 Shares as Trustee under the Jack C. Maier QTIP Trust; 87,135 Shares as Trustee under the Jack C. Maier Credit Shelter Trust; 54,577 Shares as Trustee under the Jack C. Maier Exempt QTIP Trust; 722 Shares as Trustee under the Jack C. Maier Disclaimer Trust; 10,537 Shares as Trustee under the Blanche F. Maier Insurance Trust; and 31,855 Shares as Trustee under the Jack & Blanche F. Maier Insurance Trust.

[b]

Based on information from the Company, there were 5,524,792 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009, which includes 417,734 Shares which can be acquired pursuant to the exercise of stock options.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background

a.	Craig F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.

d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Maier is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment is being filed to report that, on January 22, 2010:

(i)	Craig F. Maier, individually, received distributions of 109,171 Shares as a beneficiary of the Trust Established under Item X.B(a) of the Will of David Frisch, Deceased (the “David Frisch Trust”), 10,136 Shares as a beneficiary of the Annette Frisch GST Trust, and 27,989 Shares as a partner of JBM; and

(ii)

Craig F. Maier received distributions from JBM of 38,778 Shares in his capacity as Executor of the Estate of Blanche F. Maier, and, in his capacity as Trustee, he received distributions from JBM of 349,063 Shares in the Jack C. Maier QTIP Trust, 87,135

Shares in the Jack C. Maier Credit Shelter Trust, 54,577 Shares in the Jack C. Maier Exempt QTIP Trust, 722 Shares in the Jack C. Maier Disclaimer Trust, 10,537 Shares in the Blanche F. Maier Insurance Trust, and 31,855 Shares in the Jack & Blanche F. Maier Insurance Trust.

All Shares that Mr. Maier beneficially owns were acquired through gifts and bequests, distributions from Trusts and JBM, purchases of shares with his personal funds, awards and exercises of stock options granted pursuant to the Company’s employee stock option plans, and dividends, all of which were previously disclosed on Schedule 13D’s or Form 3’s, 4’s or 5’s filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction

This Amendment is being filed to report that, on January 22, 2010:

(i)	Craig F. Maier, individually, received distributions of 109,171 Shares as a beneficiary of the David Frisch Trust, 10,136 Shares as a beneficiary of the Annette Frisch GST Trust, and 27,989 Shares as a partner of JBM; and

(ii)	Craig F. Maier received distributions from JBM of 38,778 Shares in his capacity as Executor of the Estate of Blanche F. Maier, and, in his capacity as Trustee, he received distributions from JBM of 349,063 Shares in the Jack C. Maier QTIP Trust, 87,135 Shares in the Jack C. Maier Credit Shelter Trust, 54,577 Shares in the Jack C. Maier Exempt QTIP Trust, 722 Shares in the Jack C. Maier Disclaimer Trust, 10,537 Shares in the Blanche F. Maier Insurance Trust, and 31,855 Shares in the Jack & Blanche F. Maier Insurance Trust.

As a beneficiary, Shares may be distributed to Mr. Maier in the future from the Annette Frisch Remainder Trust, the Jack C. Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, the Jack C. Maier Disclaimer Trust, the Blanche F. Maier Insurance Trust, the Jack & Blanche F. Maier Insurance Trust and/or the Blanche F. Maier Estate in accordance with the terms of the governing documents of the Trusts or the Estate.

As reported on his prior Schedule 13D’s or Form 3’s, 4’s and 5’s filings, Mr. Maier acquired a portion of the Shares he owns beneficially through becoming a Trustee of the Annette Frisch Remainder Trust, a Trustee of the three trusts for the benefit of his minor children, the Executor of the Estate of Blanche F. Maier, and the General Partner of JBM; gifts and bequests; purchases of shares with his personal funds; awards and exercises of stock options granted pursuant to the Company’s employee stock option plans; and stock dividends. As reported in this Schedule 13D/A, Mr. Maier recently acquired beneficial ownership of additional Shares through distributions directly to him by the David Frisch Trust, Annette Frisch GST Trust and JBM and distributions by JBM to him as Trustee of the Jack C. Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, the Jack C. Maier Disclaimer Trust, the Blanche F. Maier Insurance Trust and the Jack & Blanche F. Maier Insurance Trust. All shares owned beneficially by Mr. Maier are held as a long-term investment in the Company. Mr. Maier intends to continually review his investment in the Shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares, exercising employee stock options to acquire additional Shares, and disposing of Shares. He will also make distributions of Shares from the various Trusts for which he is Trustee as required pursuant to the terms of the various Trust agreements.

Except as described herein, Mr. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based on information from the Company, there were 5,524,792 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009, which includes 417,734 Shares which can be acquired pursuant to the exercise of stock options. Accordingly, as of January 22, 2010, Mr. Maier is deemed to beneficially own 1,187,197 Shares, which includes 231,478 shares which he can personally acquire pursuant to the exercise of stock options within 60 days and the 12,000 Shares he can acquire pursuant to the exercise of stock options as the Executor of the Estate of Blanche F. Maier within 60 days, or approximately 21.5% of the Shares deemed issued and outstanding as of December 21, 2009.

(b) Mr. Maier has sole voting and dispositive powers over all of the 1,187,197 Shares beneficially owned by him. See response to Item 2 for information regarding Craig F. Maier.

(c) On January 22, 2010, Mr. Maier, individually, received distributions of 109,171 Shares from the David Frisch Trust, 10,136 Shares from the Annette Frisch GST Trust, and 27,989 Shares from JBM. On January 22, 2010, Mr. Maier, as Executor of the Estate of Blanche Maier, received a distribution of 38,778 Shares from JBM. On January 22, 2010, as Trustee, Mr. Maier received distributions from JBM of 349,063 shares for the Jack C. Maier QTIP Trust, 87,135 Shares for the Jack C. Maier Credit Shelter Trust, 54,577 Shares for the Jack C. Maier Exempt QTIP Trust, 722 Shares for the Jack C. Maier Disclaimer Trust, 10,537 Shares for the Blanche F. Maier Insurance Trust, and 31,855 Shares for the Jack & Blanche F. Maier Insurance Trust.

(d) Craig F. Maier has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by himself, the Annette Frisch Remainder Trust, JBM, the Estate of Blanche F. Maier, Frisch New Richmond Big Boy, Inc., the three Trusts for the benefit of his minor children, the Jack C. Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, the Jack C. Maier Disclaimer Trust, the Blanche F. Maier Insurance Trust, and the Jack & Blanche F. Maier Insurance Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Craig F. Maier is the brother of Karen F. Maier, the Vice President of Marketing and a Director of Frisch’s Restaurants, Inc. Craig F. Maier is also the Executor of the Estate of Blanche F. Maier, Trustee of the Annette Frisch Remainder Trust, General Partner of JBM, President and sole shareholder of Frisch New Richmond Big Boy, Ind., Trustee of three trusts created for the benefit of his minor children, and Trustee of the Jack C. Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, the Jack C. Maier Disclaimer Trust, the Blanche F. Maier Insurance Trust and the Jack & Blanche F. Maier Insurance Trust. Mr. Maier does not affirm the existence of a group.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2010	/s/ Craig F. Maier
Craig F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).